INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. ZBN-15N00958-13-N2

Item 1. Name of Insured (herein called Insured):
The Merger Fund

Principal Address:
100 Summit Lake Drive
Valhalla, NY  10595

Item 2.	Bond Period from 12:01 a.m. on 02/01/13 to 12:01 a.m. on 02/01/2014 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$2,725,000	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$2,725,000	$0
Insuring Agreement D - TRANSIT	$2,725,000	$0
Insuring Agreement E - FORGERY OR ALTERATION	$2,725,000	$5,000
Insuring Agreement F - SECURITIES	$2,725,000	$5,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$2,725,000	$0
Insuring Agreement H - STOP PAYMENT	$25,000	$1,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$1,000

OPTIONAL COVERAGES ADDED BY RIDER:
J - COMPUTER SYSTEMS	$2,725,000	$0
K - VOICE-INITIATED TRANSACTIONS	$2,725,000	$5,000
L - TELEFACSIMILE SYSTEMS	$2,725,000	$5,000
M - UNAUTHORIZED SIGNATURES	$25,000	$1,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.
Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: None

ICB001 Rev. 7/04
© 2004 The Travelers Indemnity Company, All rights reserved.

Item 5.	The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010 Ed. 07-04; ICB011 Ed. 07-04; ICB012 Ed. 07-04; ICB013 Ed. 07-04;
ICB014 Ed. 07-04; ICB016 Ed. 07-04; ICB022 Ed. 07-04; ICB026 Ed. 07-04;
ICB057 Ed. 7-04; MEL2684 Ed. 03-05; MEL3274 Ed. 07-05

Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No. (s) ZBN-14P36466-12-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:		ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative	Countersigned At	Secretary

Countersignature Date

ICB001 Rev. 7/04
© 2004 The Travelers Indemnity Company, All rights reserved.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS
(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b)
to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1)
loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)
loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

ICB005 Ed. 7-04	1 of 12
© 2004 The Travelers Companies, Inc.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery. Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1)
any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)
other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

		(a)	customer of the Insured, or
		(b)	shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or
		(c)	financial or banking institution or stockbroker.

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3)
withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof.

(1)
through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

		(a)	counterfeited, or
(b)
forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

		(c)	raised or otherwise altered, or lost, or stolen, or

(2)
through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

ICB005 Ed, 7-04	2 of 12
© 2004 The Travelers Companies, Inc.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s, or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER - NOTICE

(1)
If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)
If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

ICB005 Ed. 7-04	3 of 12
© 2004 The Travelers Companies, Inc.

B.	WARRANTY

No statement, made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify she Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings end at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the lnsured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING
CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a)	“Employee” means:

	(1)	any of the Insured’s officers, partners, or employees, and

(2)
any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

ICB005 Ed. 7-04	4 of 12
© 2004 The Travelers Companies, Inc.

	(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

	(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

	(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

	(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

	(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

	(8)	those persons so designated in Section 15, Central Handling of Securities, and

	(9)	any officer, partner, or Employee of:

(a) an investment advisor,

(b) an underwriter (distributor),

(c) a transfer agents or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records.

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)
“Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	"Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's owen name with or without authority, in any capacity, for any purpose.

ICB005 Ed. 7-04	5 of 12
© 2004 The Travelers Companies. Inc.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until she Insured’s collection procedures, have failed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOT COVER:

	(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A),(E), (F) or (G).

(b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)
loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to less resulting from industrial uses of nuclear energy.

(d)
loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)
loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

	(f)	loss resulting from any violation by the Insured or by any Employee:

(1)
of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (e) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)
loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the lnsured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

	(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (1).

	(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

	(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

ICB005 Ed. 7-04	6 of 12
® 2004 The Travelers Companies, Inc.

	(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)
all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)
loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)
any loss resulting from Uncollectible sums of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1 (a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by she Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours: and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the marks value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

ICB005 Ed. 7-04	7 of 12
© 2004 The Travelers Companies, Inc.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declaration s of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery’ of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and she number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

ICB005 Ed. 7-04	8 of 12
©2004 The Travelers Companies, Inc.

(b)	any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)
all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casually or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability staled in Item 3 of the Declarations of this bond irrespective of the total amount of such toss or losses and shall not he cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an Insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission. Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission. Washington, D.C, prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

ICB005 Ed. 7-04	9 of 12
© 2004 The Travelers Companies, Inc.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)
as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b)
as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)
as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately:

(a)
on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)
upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository-Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and ‘Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange. Boston Stock Exchange, Midwest Stock Exchange. Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’ s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

ICB005 Ed. 7-04	10 of 12
® 2004 The Travelers Companies, Inc.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)
the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)
the one First named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)
knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF  CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth.

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ICB005 Ed. 7-04	11 of 12
© 2004 The Travelers Companies, Inc.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington. D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such investment Company.

ICB005 Ed. 7-04	12 of 12
© 2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

THE MERGER FUND
THE MERGER FUND VL

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
CANTOR OPPORTUNISTIC ALT FUND LLC

COMPUTER SYSTEMS

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J     COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or program within,

a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited,

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)	cause the Insured to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

2.	As used in this Rider, Computer System means

	(a)	computers with related peripheral components, including storage components, wherever located.

	(b)	systems and applications software,

	(c)	terminal devices, and

	(d)	related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement;

	(a)	loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)
loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; and

ICB011 Rev. 2-10
© 2010 The Travelers Indemnity Company	Page 1of 2

	(c)	loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4.
Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a)-(e), of the CONDITIONS AND LIMITATIONS:

	(a)	all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or

	(b)	a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5.	The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3, of the DECLARATIONS:

	Limit of Liability	Deductible Amount
Insuring Agreement J Computer Systems	$2,725,000	$0

6.	The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7.	The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

	(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

	(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB011 Rev.2-10
Page 2 of 2	© 2010 The Travelers Indemnity Company

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

UNAUTHORIZED SIGNATURES

It is agreed that:
1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT K     UNAUTHORIZED SIGNATURE

(A)
Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory’ on such account.

	(B)	It shall be a condition precedent to the Insured’s right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.	The total liability of the Underwriter under Insuring Agreement M is limited to the sum of

Twenty Five Thousand	Dollars ($25,000), it

being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3.	With respect to coverage afforded under this Rider, the Deductible Amount shall be

OneThousans	Dollars ($1,000).

Nothing herein contained snail be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED
ICB012 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

TELEFACSIMILE  TRANSACTIONS

It is agreed  that:

1.      The attached  Bond is amended  by adding an additional  Insuring  Agreement  as follows:

INSURING  AGREEMENT  [Missing Graphic Reference]  TELEFACSIMILE  TRANSACTIONS

Loss caused by a Telefacsimile  Transaction,  where  the request  for such Telefacsimile  Transaction  is unauthorized   or fraudulent  and is made with the manifest intent  to deceive; provided,  that  the entity  which receives such request  generally  maintains  and follows during  the Bond Period  all Designated  Fax Procedures with respect  to Telefacsimile  Transactions.   The isolated  failure of such entity  to maintain  and follow a particular  Designated  Fax Procedure  in a particular  instance  will not preclude  coverage under  this Insuring Agreement,  subject  to the exclusions herein  and in the Bond.

2.      Definitions.  The following terms  used in this Insuring  Agreement  shall have the following meanings:

a.	"Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b.      "Telefacsimile  Transaction"  means any Fax Redemption,  Fax Election,  Fax Exchange,  or Fax Purchase.

c.	"Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d.	"Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e.
"Fax  Exchange"  means any exchange of shares in a registered  account  of one Fund  into shares in an identically  registered  account  of another  Fund  in the same complex pursuant  to exchange privileges of the two Funds,  which exchange is requested  through  a Telefacsimile  System.

f.	"Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g.     "Designated   Fax Procedures"   means the following procedures:

(1)
Retention:   All Telefacsimile  Transaction  requests  shall be retained  for at least six (6) months.
Requests  shall be capable  of being retrieved  and produced  in legible form within  a reasonable  time after retrieval  is requested.

(2)
Identity   Test:   The identity  of the sender  in any request  for a Telefacsimile  Transaction  shall be tested before executing  that Telefacsimile  Transaction,  either  by requiring  the sender  to include  on the face of the request  a unique  identification  number  or to include  key specific account  information.   Requests  of Dealers  must be on company letterhead  and be signed by an authorized  representative.  Transactions by occasional users are to be verified by telephone  confirmation.

ICB013 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

(3)
Contents:   A Telefacsimile  Transaction  shall not be executed  unless the request  for such Telefacsimile Transaction  is dated  and purports  to have been  signed by (a) any shareholder  or subscriber  to shares issued by a Fund,  or (b) any financial or banking institution  or stockbroker.

(4)
Written Confirmation:   A written  confirmation  of each Telefacsimile  Transaction  shall be sent to the shareholder(s)  to whose account  such Telefacsimile  Transaction  relates,  at the record  address,  by the end of the Insured’s  next regular  processing  cycle, but no later  than five (5) business  days following such Telefacsimile  Transaction.

i.
"Designated"   means or refers to a written  designation  signed by a shareholder  of record  of a Fund,  either in such shareholder’s  initial application  for the purchase  of Fund  shares, with or without  a Signature Guarantee,  or in another  document  with a Signature  Guarantee.

j.      "Signature  Guarantee"   means a written  guarantee  of a signature,  which guarantee  is made by an Eligible

 Guarantor  Institution   as defined  in Rule 17Ad-15(a)(2) under  the Securities  Exchange  Act of 1934.

3.      Exclusions.   It is further  understood  and agreed  that this Insuring  Agreement  shall not cover:

a.      Any loss covered  under  Insuring  Agreement  A, "Fidelity,"   of this Bond; and b. Any loss resulting  from:

(1)
Any Fax Redemption,  where  the proceeds  of such redemption  were requested  to be paid or made payable to other  than (a) the shareholder  of record,  or (b) a person  Designated  in the initial application or in writing  at least one (1) day prior  to such redemption  to receive redemption  proceeds,  or (c) a bank account  Designated  in the initial application  or in writing  at least one (1) day prior to such redemption  to receive redemption  proceeds;  or

(2)
Any Fax Redemption  of Fund  shares which had been  improperly  credited  to a shareholder’s  account, where  such shareholder  (a) did not cause, directly  or indirectly,  such shares to be credited  to such account,  and (b) directly  or indirectly  received  any proceeds  or other  benefit  from such redemption;  or

(3)
Any Fax Redemption  from any account,  where  the  proceeds  of such redemption   were  requested   to be sent  to  any  address  other  than  the  record  address  or  another   address  for  such  account  which  was designated  (a) over the telephone  or by telefacsimile  at least fifteen (15) days prior  to such redemption, or (b) in the initial application  or in writing  at least one (1) day prior  to such redemption;  or

(4)  The intentional  failure to adhere  to one or more Designated  Fax Procedures;  or

(5)  The failure to pay for shares attempted  to be purchased.

4.      The Single Loss Limit of Liability  under  Insuring  Agreement  L   is limited  to the sum of

Two Million Seven Hundred Twenty Five Thousand                     Dollars  ($2,725,000      ) it being understood,  however,  that such liability shall be part  of and  not  in addition  to the Limit of Liability stated  in Item  3 of the Declarations  of the attached  Bond or  amendments  thereof.

5.      With respect  to coverage afforded under  this Rider the applicable  Single loss Deductible   Amount is

Five Thousand                                                                                   Dollars  ($5,000      ).

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED

ICB013 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

VOICE INITIATED  TRANSACTIONS

It is agreed  that:

1.      The attached  bond is amended  by inserting  an additional  Insuring  Agreement  as follows:

INSURING  AGREEMENT  K  - VOICE-INITIATED  TRANSACTIONS

Loss caused by a Voice-initiated  Transaction,  where  the request  for such Voice-initiated  Transaction  is unauthorized   or fraudulent  and is made with the manifest intent  to deceive; provided,  that  the entity  which receives such request  generally  maintains  and follows during  the Bond Period  all Designated  Procedures  with respect  to Voice-initiated  Redemptions  and the Designated  Procedures  described  in paragraph  2f (1) and (3) of this Rider  with respect  to all other  Voice-initiated  Transactions.   The isolated  failure of such entity  to maintain and follow a particular  Designated  Procedure  in a particular  instance  will not preclude  coverage under  this Insuring  Agreement,  subject  to the specific exclusions herein  and in the Bond.

2.     Definitions.  The following terms  used in this Insuring  Agreement  shall have the following meanings:

a.	"Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b.	"Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c.	"Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d.
"Voice-initiated  Exchange"  means any exchange of shares in a registered  account  of one Fund  into shares in an identically  registered  account  of another  Fund  in the same complex pursuant  to exchange privileges of the two Funds,  which exchange is requested  by voice over the telephone.

e.	"Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f.      "Designated   Procedures"   means the following procedures:

(1)
Recordings:  All Voice-initiated  Transaction  requests  shall be recorded,  and the recordings  shall be retained  for at least six (6) months.   Information  contained  on the recordings  shall be capable  of being retrieved  and produced  within  a reasonable  time after retrieval  of specific information  is requested,  at a success rate  of no less than 85%.

(2)
Identity   Test: The identity  of the caller in any request  for a Voice-initiated  Redemption  shall be tested before executing  that Voice-initiated  Redemption,  either  by requesting  the caller to state a unique identification  number  or to furnish key specific account  information.

(3)
Written Confirmation:  A written  confirmation  of each Voice-initiated  Transaction  and of each change of the record  address  of a Fund  shareholder  requested  by voice over the telephone  shall be mailed  to the shareholder(s)  to whose account  such Voice-initiated  Transaction  or change of address  relates,  at the original record  address  (and, in the case of such change of address,  at the changed  record  address) by the end of the Insured’s  next regular  processing  cycle, but no later  than five (5) business  days following such Voice-initiated  Transaction  or change of address.

ICB014 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

g.      "Investment   Company"  or "Fund"   means an investment  company registered  under  the Investment
Company  Act of 1940.

h.
"Officially Designated"   means or refers to a written  designation  signed by a shareholder  of record  of a Fund,  either  in such shareholder’s  initial application  for the purchase  of Fund  shares, with or without  a Signature  Guarantee,  or in another  document  with a Signature  Guarantee.

i.
"Signature  Guarantee"   means a written  guarantee  of a signature,  which guarantee  is made by a financial or banking institution  whose deposits  are insured  by the Federal  Deposit  Insurance  Corporation  or by a

broker  which is a member  of any national  securities  exchange registered  under  the Securities  Exchange  Act of 1934.

3.      Exclusions.   It is further  understood  and agreed  that this Insuring  Agreement  shall not cover:

a.      Any loss covered  under  Insuring  Agreement  A, "Fidelity,  " of this Bond; and b.Any loss resulting  from:

(1)
Any Voice-initiated  Redemption,  where  the proceeds  of such redemption  were requested  to be paid or made payable to other  than (a) the shareholder  of record,  or (b) a person  Officially Designated  to receive  redemption  proceeds,  or (c) a bank account  Officially Designated  to receive redemption proceeds;  or

(2)
Any Voice-initiated  Redemption  of Fund  shares which had been  improperly  credited  to a shareholder’s account,  where  such shareholder  (a) did not cause, directly  or indirectly,  such shares to be credited  to such account,  and (b) directly  or indirectly  received  any proceeds  or other  benefit  from such redemption;  or

(3)
Any Voice-initiated  Redemption  from any account,  where  the proceeds  of such redemption  were requested  to be sent (a) to any address  other  than the record  address  for such account,  or (b) to a record  address  for such account  which was either  (i) designated  over the telephone  fewer than thirty (30) days prior  to such redemption,  or (ii) designated  in writing  less than on (1) day prior  to such redemption;  or

(4)	The intentional failure to adhere to one or more Designated Procedures; or

(5)	The failure to pay for shares attempted to be purchased; or

(6)	Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.      The total liability of the Underwriter   under  Insuring  Agreement  K     is limited  to the sum of

Two Million Seven Hundred Twenty Five Thousand                     Dollars  ($2,725,000      ), it being understood,  however,  that such liability shall be part  of and  not  in addition  to the Limit of Liability stated  in Item  3 of the Declarations  of the attached  bond  or amendment   thereof.

5.      With respect  to coverage afforded under  this Rider the applicable  Deductible  Amount is

  Five Thousand                                                                                   Dollars  ($5,000      ).

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED

ICB013 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

DEFINITION   OF INVESTMENT  COMPANY

It is agreed  that:

1.      Section  1, Definitions,  under  General  Agreements  is amended  to include  the following paragraph:

(f)	Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED
ICB016 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

AMEND  DEFINITION OF EMPLOYEE  (INCLUDE  CONTRACTORS)

It is agreed  that:

1.	Section 1(a) EMPLOYEES, under Definitions - CONDITIONS AND LIMITATIONS, is amended to include the following sub-section;

(1)	A person provided by an employment contractor to perform duties for the Insured under the Insured ’s supervision at any of the Insured’s offices or premises covered hereunder.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED
ICB022 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

ADD  EXCLUSIONS  (N) & (O)

It is agreed  that:

1.      Section  2, Exclusions,  under  General  Agreements,  is amended  to include  the following sub-sections:

(n)
loss from  the  use  of credit,  debit,  charge,  access,  convenience,   identification,   cash  management   or  other cards,  whether  such  cards  were  issued  or purport   to have been  issued  by the  Insured   or by anyone  else, unless such loss is otherwise  covered  under  Insuring  Agreement  A.

(o)
the  underwriter   shall  not  be  liable  under  the  attached   bond  for  loss due  to  liability  imposed  upon  the Insured   as a result  of the  unlawful  disclosure  of non-public   material  information  by  the  Insured   or  any Employee,or   as  a   result   of  any   Employee    acting   upon   such   information,    whether   authorized    or unauthorized.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED
ICB026 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

NEW  YORK STATUTORY RIDER

1.	The first paragraph of Section 13. "TERMINATION" under Conditions and Limitations is amended by adding the following:

Cancellation  of this bond  by the Underwriter   is subject  to the following provisions:

If the bond  has been  in effect for 60 days or less, it may be canceled  by the Underwriter   for any reason.   Such cancellation  shall be effective 60 days after the Underwriter   mails a notice  of cancellation  to the first-named Insured  at the mailing address  shown in the bond.  However,  if the bond  has been  in effect for more than 60 days or is a renewal,  then  cancellation  must be based on one of the followings grounds:

(A)	non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;

(B)	conviction of crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

(D)
after issuance  of the bond or after the last renewal  date,  discovery of an act or omission, or a violation of any bond condition  that substantially  and materially  increases  the hazard  Insured  against, and which occurred  subsequent  to inception  of the current  bond  period;

(E)
material  change in the nature  or extent  of the risk, occurring  after issuance  or last annual  renewal anniversary  date of the bond,  which causes the risk of loss to be substantially  and materially  increased beyond  that contemplated   at the time the bond was issued or last renewed;

(F)
the cancellation  is required  pursuant  to a determination   by the superintendent   that continuation  of the present  premium  volume of the Insurer  would jeopardize  the Insurer’s  solvency or be hazardous  to the interest  of the Insureds,  the Insurer’s  creditors  or the public;

(G)	a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the New York State Insurance laws.

(H)
where  the Insurer  has reason to believe,  in good faith and with sufficient cause, that there  is a possible risk or danger  that the Insured  property  will be destroyed  by the Insured  for the purpose  of collecting  the insurance  proceeds,  provided,  however,  that:

(i)
a notice  of cancellation  on this ground  shall inform the Insured  in plain language that the Insured must act within  ten days if review by the Insurance  Department   of the State of New York of the ground  for cancellation  is desired,  and

(ii)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.

(iii)
upon  written  request  of the Insured  made to the Insurance  Department   of the State  of New York within  ten days from the Insured’s  receipt  of notice  of cancellation  on this ground,  the department shall undertake  a review of the ground  for cancellation  to determine  whether  or not the Insurer  has satisfied the criteria  for cancellation  specified in this subparagraph;  if after such review the
department   finds not sufficient cause for cancellation  on this ground,  the notice  of cancellation  on this ground  shall be deemed  null and void.

ICB057 Ed. 4-05
© 2005 The Travelers Indemnity Company. All rights reserved.

Cancellation  based on one of the above grounds  shall be effective 60 days after the notice  of cancellation  is mailed or delivered  to the Named  Insured,  at the address  shown on the bond,  and to its authorized  agent or broker.

2.
If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the I nsured not more than 120 days nor less than 60 days before termination.  If such notice is given late, the bond shall continue in effect for 60 days after such notice is given.  The Aggregate Limit of Liability shall not be increased or reinstated.  The notice not to replace shall be mailed to the Insured and its broker or agent.

3.
If the Underwriter   elects to replace  the bond,  but  with a change of limits, reduced  coverage, increased deductible,  additional  exclusion, or upon  increased  premiums  in excess of ten percent  (exclusive of any premium  increase  as a result  of experience  rating), the Underwriter   must mail written  notice  to the Insured and its agent or broker  not more than 120 days nor less than 60 days before replacement.If such notice  is given late, the replacement  bond  shall be in effect with the same terms,  conditions  and rates as the terminated bond  for 60 days after such notice  is given.

4.
The Underwriter   may elect to simply notify the Insured  that  the bond will either  be not renewed  or renewed with different  terms,  conditions  or rates.   In this event,  the Underwriter   will inform the Insured  that  a second notice  will be sent at a later  date specifying the Underwriter’s  exact intention.The Underwriter   shall inform the Insured  that,  in the meantime,  coverage shall continue  on the same terms,  conditions  and rates as the expiring bond until  the expiration  date of the bond or 60 days after the second notice  is mailed  or delivered, whichever  is later.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED

ICB057 Ed. 4-05
© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

AUTOMATIC COVERAGE FOR NEW  INVESTMENT  COMPANIES/INCREASE   IN LIMITS

MEL2684  - Ed. 3/05 - For use with ICB005 - Ed. 7/04

It is agreed  that:

1.	General Agreement A., Additional Offices or Employees - Consolidation or Merger - Notice, is amended to include the following paragraph:

(3)
If the  Insured   shall,  while  this  bond  is in  force,  establish  any new  Investment   Companies  other  than  by consolidation  or merger  with,  or purchase  or acquisition  of assets or liabilities  of, another  institution,   such Investment   Companies   shall  automatically   be  covered   hereunder   from  the  date  of  such  establishment without  the payment  of additional  premium  for the remainder  of such premium  period.

2.      Section  10., Limit of Liability,  is amended  to include  the following paragraph:

If the  Insured  shall, while  this bond  is in force, require  an increase  in limits  to comply with  SEC  Reg. 17g-1, due  to  an increase  in asset  size of current  Investment   Companies  insured  under  the  bond  or the  addition  of new  Investment   Companies,  such increase  in limits  shall automatically  be covered  hereunder   from the  date  of such increase  without  the payment  of additional  premium  for the remainder  of the premium  period.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED
© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-15N00958-13-N2	01/23/13	02/01/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
THE MERGER FUND

AMEND  SECTION  13. - TERMINATION  AS TO ANY EMPLOYEE

MEL3274  Ed. 7-05

For use with ICB005 Ed. 7-04

It is agreed  that:

1.	Sub-sections (a), (b) & (c) of Section 13. TERMINATION under CONDITIONS AND LIMITATIONS, are deleted in their entirety, and the following is substituted in lieu thereof:

Upon the detection  by any Insured  that  such Employee  has committed  any dishonest  or fraudulent  act(s) or theft, the Insured  shall immediately  remove such Employee  from a position  that may enable  such
Employee  to cause the Insured  to suffer a loss by any subsequent  dishonest  or fraudulent  act(s) or theft. The Insured,  within  forty-eight  (48) hours of such detection,  shall notify the Underwriter   with full and complete  particulars  of the detected  dishonest  or fraudulent  act(s) or theft.

For  purposes  of this section,  detection  occurs when any partner,  officer, or supervisory  Employee  of any Insured,  who is not in collusion with such (detected)  Employee,  becomes  aware that the (detected) Employee  has committed  any dishonest  or fraudulent  act(s) or theft.

This Bond shall terminate  as to any Employee  by written  notice  to each Insured  and to the Securities  and Exchange  Commission  from the Underwriter   of not less than sixty (60) days prior  to the effective date of termination  specified in such notice.

Nothing  herein  contained  shall be held to vary, alter,  waive, or extend  any of the terms,  conditions,  provisions, agreements  or limitations  of the above mentioned  Bond or Policy, other  than as above stated.

By
Authorized Representative

INSURED
© 2005 The Travelers Indemnity Company. All rights reserved.

Fidelity Bond Resolution:

RESOLVED, that the renewal of the joint fidelity bond required to be maintained by the Funds for the period from February 1, 2013 to February 1, 2014, issued by St. Paul Fire and Marine Insurance Company in favor of the Funds with the premium and amount of coverage and in the form presented to the Board be, and it hereby is, ratified and approved; and it is further

RESOLVED, that the portion of the premium to be paid by each of TMF and VL, as presented to the Board at this meeting, be and it hereby is, approved, such approval based on the Board of Trustees’, including a majority of the Independent Trustees, determination that the premium to be allocated to each Fund is fair and equitable based on consideration of the following factors: (i) the number of other parties named as insured, (ii) the nature of the business activities of such other parties, (iii) the amount of the joint insured bond and the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties named as insureds, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have paid if it had maintained a single insured bond; and it is further

RESOLVED, that the officers of the Funds are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940.

The Merger Fund and The Merger Fund VL would have provided and maintained a fidelity bond in the amount of $2,500,000 and $200,000, respectively, if each was not named as an insured under the Bond.

The premium, in the amount of $10,499, will be paid for the period beginning February 1, 2013 through February 1, 2014.

FIDELITY BOND ALLOCATION AGREEMENT

This Agreement, dated as of January 31, 2013, is by and among The Merger Fund and The Merger Fund VL (together, the “Funds”) and Westchester Capital Management, LLC, investment adviser to the Funds (the “Adviser”), each a “Party” and together, the “Parties.”

The purpose of this agreement is to provide a manner of allocating the premiums, and any proceeds received, on a joint fidelity bond under which the Parties are or hereafter may be insured (the “Bond”).

The Parties therefore agree that:

1.   Minimum Assured Coverage.  Each Party shall have minimum assured coverage under the Bond in the amounts shown on Schedule A, and each registered investment company named as insured under the Bond shall have an equitable and proportionate share of any recovery under the Bond.

2.   Losses and Allocation of Proceeds.

(a)   The Bond applies only to losses first discovered by any partner, director, officer or supervisory employee of the Parties during the Bond Period (as hereinafter defined), regardless of when the act or acts causing or contributing to such loss occurred.  The “Bond Period” is the period from the effective date of the Bond through the next succeeding annual anniversary date (or any modification of such period as may be agreed to by the Parties and the insurer).  An “Insured Loss” is a loss insured under the Bond and discovered by a Party during the Bond Period.

(b)   If only one Party incurs a loss resulting from a particular Insured Loss, the amount of that Insured Loss, up to the aggregate coverage per loss under the Bond, shall be allocated to that Party.

(c)   If a loss resulting from the same Insured Loss is incurred by all of the Parties, the proceeds of the Bond for that Bond Period shall first be allocated among the Parties suffering losses (i) in proportion to their primary coverage as shown in Schedule A to this agreement, and (ii) if, for that Bond Period, there are remaining proceeds of the Bond after the initial allocation and there are then Parties whose Insured Losses have not been paid in full, then to Parties having excess losses in proportion to their primary coverage, with such allocation repeated until all such Insured Losses have been paid or coverage of the Bond has been exhausted.

(d)   If all Insured Losses relating to a particular Bond Period are not paid at the same time, the Parties who claim Insured Losses for that policy year shall make such provisions as they deem suitable to the particular circumstances (taking into account the size of any payment received, the size, nature and expected result of any remaining claims, and all other relevant factors) to permit a later reallocation of amounts first paid in an equitable and proportionate manner.

3.   Allocation of Premiums.  The bond premium shall be divided among the Parties in the proportions shown on Schedule A.

4.   Notices.  Each Party agrees to give to the insurer at the earliest practicable moment all notices required under the Bond, and to send a copy of each such notice to the other Party.

5.   Agent.  The Adviser is hereby appointed as the agent for the Parties for the purpose of making, adjusting, receiving, and enforcing payment for all Insured Losses under the Bond and otherwise dealing with the insurer concerning the Bond.  Any expenses incurred by the Adviser in its capacity as agent with respect to an Insured Loss shall be shared equally by each Party who has incurred a loss resulting from such Insured Loss, regardless of the amount of coverage allocated to each Party with respect to that Insured Loss.

6.   Modification and Termination.  This agreement may be modified or amended from time to time, or terminated, by mutual written agreement between the Parties.  It may be terminated by any Party upon not less than 60 days’ written notice to each other Party.  It shall terminate as to any Party as of the date on which that Party ceases to be an insured under the Bond, provided that such termination shall not affect that Party’s rights and obligations hereunder with respect to any claims on behalf of that Party which are paid under the Bond by the insurer after the date the Party ceases to be an insured under the Bond.

7.   Further Assurances.  Each Party agrees to perform such further acts and to execute such further documents as are necessary to effectuate the purposes of this agreement.

(the next page is the signature page)

IN WITNESS WHEREOF, the Parties have executed this Fidelity Bond Allocation Agreement as of the date first set forth above.

The Merger Fund By /s/ Bruce Rubin Name: Bruce Rubin Title: Vice President and Chief Compliance Officer	The Merger Fund VL By /s/ Bruce Rubin Name: Bruce Rubin Title: Vice President and Chief Compliance Officer

Westchester Capital Management, LLC By /s/ Bruce Rubin Name: Bruce Rubin Title: Chief Operating Officer

Schedule A

Bond:    Bond Policy No. 14P36466  issued by St. Paul Fire and Marine Insurance Company

Limit of liability: $ 2,725,000

Primary coverage allocable to each insured:	TMF	$2,500,000

	VL	$200,000

Premium allocable to each insured:	The Funds	91.7%

	Adviser	8.3%